SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                    NWH, Inc.
                               ------------------
                                (Name of Issuer)

                               (Amendment No. 2)*

                                  Common Stock
                         (Title of Class of Securities)

                                    62946E106
                      (CUSIP Number of Class of Securities)

                             Robert L. Chapman, Jr.
                             Chapman Capital L.L.C.
                            Pacific Corporate Towers
                             222 N. Sepulveda Blvd.
                          El Segundo, California 90245
                                 (310) 662-1900
                    ----------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                December 11, 2003
                 ---------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Chap-Cap Partners, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
         INSTRUCTIONS)
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS (SEE INSTRUCTIONS)
                  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)          [  ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  45,899

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  45,899

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  45,899

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)           [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  1.6%

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                  PN

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Chapman Capital L.L.C.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
         INSTRUCTIONS)
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS (SEE INSTRUCTIONS)
                  N/A

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)       [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  45,899

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  45,899

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  45,899

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)           [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  1.6%

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                  OO

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Robert L. Chapman, Jr.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
         INSTRUCTIONS)
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS
                  N/A

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)          [  ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  45,899

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  45,899

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  45,899

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)           [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  1.6%

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                  IN

     This Schedule 13D Amendment is being filed on behalf of Chap-Cap Partners, L.P., a Delaware limited partnership ("Chap-Cap"), Chapman Capital L.L.C., a Delaware limited liability company ("Chapman Capital"), Robert L. Chapman, Jr., an individual ("Mr. Chapman" and, together with Chap-Cap and Chapman Capital, the "Reporting Persons"). This Schedule 13D Amendment relates to the common stock, no par value per share, of NWH, Inc., a Delaware corporation (the "Issuer" or "Company") as of December 11, 2003. Unless the context otherwise requires, references herein to the "Common Stock" are to such common stock of the Company. Chapman Capital is the investment manager and adviser to, and general partner of, Chap-Cap. Chap-Cap directly owns the Common Stock beneficially owned by the Chapman Reporting Persons and to which this Schedule 13D Amendment relates, and the other Reporting Persons may be deemed to have beneficial ownership over such Common Stock by virtue of the authority granted to them by Chap-Cap to vote and to dispose of the securities held by Chap-Cap, including the Common Stock. By this Schedule 13D Amendment, the Reporting Persons hereby amend the Schedule 13D originally filed on December 13, 2002 (the "Original Schedule 13D Filing") and the Schedule 13D - Amendment 1 filed on March 19, 2003 (the "First Amended Schedule 13D Filing"). Except as set forth herein, the Original Schedule 13D Filing and the First Amended Schedule 13D Filing are unmodified.

ITEM 1.  Security and Issuer

     This statement on Schedule 13D Amendment relates to the Common Stock of the Company. The address of the principal executive offices of the Company is 156 West 56th Street, Suite 2001, New York, NY 10019.

ITEM 2.  Identity and Background

     (a) This statement is being filed by Chap-Cap Partners, L.P., a Delaware limited partnership ("Chap-Cap"), Chapman Capital L.L.C., a Delaware limited liability company ("Chapman Capital"), and Robert L. Chapman, Jr. (collectively, the "Reporting Persons").

     (b) The address of the principal business and principal office of Chap-Cap, Chapman Capital and Robert L. Chapman, Jr. is Pacific Corporate Towers, 222 N. Sepulveda Blvd., El Segundo, California 90245.

     (c) Chap-Cap's present principal business is investing in marketable securities. Chapman Capital's present principal business is serving as the General Partner of Chap-Cap. Robert L. Chapman, Jr.'s present principal occupation is serving as Managing Member of Chapman Capital.

     (d) None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)  Robert L. Chapman, Jr. is a citizen of the United States.


ITEM 3.  Source and Amount of Funds or Other Consideration.

     The source and amount of funds used by the Reporting Persons in making their purchases of the shares of Common Stock beneficially owned by them are set forth below:

SOURCE OF FUNDS                                      AMOUNT OF FUNDS
Working Capital                                      $632,694

ITEM 4.  Purpose of Transaction

     The purpose of the acquisition of the securities of the Company beneficially owned by Chap-Cap was to acquire such securities in the ordinary course of their trade or business of purchasing, selling, trading and investing in securities.

     The Reporting Persons have reduced their investment in the Common Stock of Company primarily due to a) appreciation in the market value of the Common Stock of the Company in tandem with a near doubling of the NASDAQ Composite index; b) the tax status of the Common Stock owned by the Reporting Persons having become "long term," and c) the Reporting Persons' continued disgust with what they view as horrifyingly unacceptable corporate governance, checks and balances surrounding the executive powers apparently granted to Issuer CEO Terrence S. Cassidy by the Issuer's Board of Directors.

     The Reporting Persons may in the future consider a variety of different alternatives to achieving their goal of maximizing owner value, including negotiated transactions, tender offers, proxy contests, consent solicitations, or other actions. However, it should not be assumed that such members will take any of the foregoing actions. The members of the Reporting Persons reserve the right to participate, alone or with others, in plans, proposals or transactions of a similar or different nature with respect to the Company.

     The Reporting Persons intend to review their investment in the Company on a continuing basis and, depending on various factors, including the Company's business, affairs and financial position, other developments concerning the Company, the price level of the Common Stock, conditions in the securities markets and general economic and industry conditions, as well as other investment opportunities available to them, may in the future take such actions with respect to their investment in the Company as they deem appropriate in light of the circumstances existing from time to time. Such actions may include, without limitation, the purchase of additional shares of Common Stock in the open market and in block trades, in privately negotiated transactions or otherwise, the sale at any time of all or a portion of the Common Stock now owned or hereafter acquired by them to one or more purchasers, or the distribution in kind at any time of all or a portion of the Common Stock now owned or hereafter acquired by them.

     The Reporting Persons are engaged in the investment business. In pursuing this business, Chapman Capital personnel analyze the operations, capital structure and markets of companies, including the Company, on a daily basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management). From time to time, Chapman Capital analysts may hold discussions with third parties or with management of such companies in which the Reporting Person may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing shareholder value. Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D (and may therefore require a further Schedule 13D amendment), including, without limitation, such matters as disposing of or selling all or a portion of the Company or acquiring another Company or business, changing operating or marketing strategies, adopting or not adopting certain types of anti-takeover measures and restructuring the company's capitalization or dividend policy.

     Except as set forth above and in Exhibits B and C, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D. Each of such members may, at any time, review or reconsider its position with respect to the Company and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

ITEM 5.  Interest in Securities of the Issuer

     (a) Together, the Reporting Persons beneficially own a total of 45,899 shares of Common Stock constituting 1.6% of all of the outstanding shares of Common Stock.

     (b) The Reporting Persons have the shared power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by them.

     (c) The following transactions were effected by the Reporting Persons during the past sixty (60) days:


                                 Amount of Shares  Approximate Price per Shares
Date           Security           Bought/(Sold)    (inclusive of commissions)
10/31/03       Common Shares         5,000                  $19.14
11/03/03       Common Shares         6,200                  $19.31
11/04/03       Common Shares         3,800                  $19.35
11/05/03       Common Shares         5,000                  $19.40
11/06/03       Common Shares         2,700                  $19.43
11/10/03       Common Shares           801                  $19.38
11/10/03       Common Shares         2,300                  $19.48
11/21/03       Common Shares         2,500                  $19.48
12/01/03       Common Shares        39,900                  $19.65
12/02/03       Common Shares         8,500                  $19.90
12/03/03       Common Shares         1,300                  $20.04
12/04/03       Common Shares         2,000                  $19.90
12/05/03       Common Shares        52,000                  $19.98
12/08/03       Common Shares        23,000                  $20.23
12/09/03       Common Shares        34,300                  $20.33
12/10/03       Common Shares         3,100                  $20.23


     (d) Except as set forth in this Item 5, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

         (e)      Not applicable.

ITEM 6.  Contracts, Arrangements, Understandings or Relationships
         With Respect to Securities of the Issuer

         Not applicable.

ITEM 7.  Material to be Filed as Exhibits

     Exhibit A - Joint Filing Agreement, dated as of December 13, 2002, by and among the members of the Reporting Persons (previously filed with the Original
Schedule 13D Filing).

     Exhibit B - Letter from Robert L. Chapman, Jr., as Managing Member of Chapman Capital L.L.C., to Mr. Terrence S. Cassidy, CEO and President of the Company, dated December 13, 2002 (previously filed with the Original Schedule 13D Filing).

     Exhibit C - Letter from Robert L. Chapman, Jr., as Managing Member of Chapman Capital L.L.C., to Messrs. Thomas R. DiBenedetto and Louis B. Lloyd, both directors of the Issuer, dated March 19, 2003 (previously filed with the First Amended Schedule 13D Filing).

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: December 11, 2003               CHAP-CAP PARTNERS, L.P.
                                       By: Chapman Capital L.L.C.,
                                           as General Partner

                                       By:  /s/ Robert L. Chapman, Jr.
                                           ---------------------------
                                           Name:  Robert L. Chapman, Jr.
                                           Title: Managing Member


Dated: December 11, 2003               CHAPMAN CAPITAL L.L.C.


                                       By: /s/ Robert L. Chapman, Jr.
                                           ---------------------------
                                           Name:  Robert L. Chapman, Jr.
                                           Title: Managing Member


Dated: December 11, 2003


                                         /s/ Robert L. Chapman, Jr.
                                         ------------------------------
                                         Robert L. Chapman, Jr.